SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

(Commission File No. 333-13950)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No **X**

Bradesco
Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, September 25, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We wish to inform you that the following Notice to Stockholders will be published tomorrow, September 26:

"***Banco Bradesco S.A.***, with principal place of business located in Cidade de Deus, Vila Yara, Osasco, SP, parent company of ***Banco BEA S.A.***, Federal Corporate Taxpayer Identification Number (CNPJ) 04.562.120/0001-33, with principal place of business located at Rua Silva Ramos, 368, Centro, Manaus, AM, hereby announces to stockholders and the market that it will submit to the records of the Brazilian Securities and Exchange Commission-CVM a request to authorize a public offering of stock issued by the referenced Company on the market to the investing public for a term of 30 (thirty) days, beginning on the publication date of the "Public Offer Act for the Purchase of Common and Preferred Stocks Issued by Banco BEA S.A.", complementary to:

- The Call for Sale of its shareholding interest (Item 5.3, letters "c" and "h");
- CVM Instruction number 361, of March 5, 2002, related to the cancellation of its Registration as a Publicly Held Company.

Further information concerning this matter, including price and appraisal report, will be available through the CVM site (www.cvm.gov.br).".

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: September 26, 2002

By: ______________________

Name: Luiz Carlos Trabuco Cappi
Title: Executive Vice President and
Investor Relations Director